# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mobileye Global Inc., CIK 0001910139
CUSIP: 60741F104
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: HAR HOTZVIM, 13 HARTOM STREET, HAR HOTZVIM, 13 HARTOM STREET, JERUSALEM, Israel (L3), 99777513
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-23-030728
Filed by CIK 0000050863

## Reporting persons
- INTEL CORP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 655,268,015; shared voting power 0; sole dispositive power 655,268,015; shared dispositive power 0; aggregate amount beneficially owned 655,268,015 (79.8% of the class)

## Item 1. Issuer
Name of issuer: Mobileye Global Inc.
Address of issuer's principal executive offices: HAR HOTZVIM, 13 HARTOM STREET, HAR HOTZVIM, 13 HARTOM STREET, JERUSALEM, ISRAEL, 99777513.

## Item 2. Person Filing
Name of person filing: Intel Corporation
Address of principal business office or, if none, residence:
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-15499
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
655,258,015 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), beneficially owned by Intel Overseas Funding Corporation, a Delaware corporation ("Intel Overseas"), through the following direct holdings:

(i) 50,000,000 shares of Class A Common Stock; and

(ii) 605,258,015 shares of Class B common stock, par value $0.01 per share ("Class B Common Stock"), convertible into an equal number of shares of Class A Common Stock at the option of the holder and automatically upon certain transfers as described in the Amended and Restated Certificate of Incorporation of Mobileye Global Inc.

Intel Overseas is a direct wholly-owned subsidiary of Intel Technologies, Inc., a Delaware corporation ("Intel Technologies"). Intel Technologies is in turn a direct wholly-owned subsidiary of Intel International, Inc., a California corporation ("Intel International"). Intel International is directly and indirectly owned and controlled by Intel Corporation (the "Reporting Person"). Each of Intel Technologies, Intel International and the Reporting Person may be deemed to beneficially own the shares beneficially owned by Intel Overseas.
Percent of class:
79.8%, reflecting the percentage calculated based upon:

(i) 216,005,938 shares of Class A Common Stock outstanding as of October 15, 2025, as reported in the quarterly report on Form 10-Q of Mobileye Global Inc. filed with the Securities and Exchange Commission on October 23, 2025, of which 50,000,000 shares of Class A Common Stock are beneficially owned by the Reporting Person; and

(ii) 605,268,015 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock, all of which are beneficially owned by the Reporting Person.
Sole power to vote or to direct the vote: 655,258,015 shares (details in Item 4(a) above, incorporated herein by reference)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 655,258,015 shares (details in Item 4(a) above, incorporated herein by reference)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The securities being reported on are based on the direct holdings of Intel Overseas Funding Corporation, a Delaware corporation ("Intel Overseas"). Intel Overseas is a direct wholly-owned subsidiary of Intel Technologies, Inc., a Delaware corporation ("Intel Technologies"). Intel Technologies is in turn a direct wholly-owned subsidiary of Intel International, Inc. a California corporation ("Intel International"). Intel International is directly and indirectly owned and controlled by the Reporting Person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- INTEL CORP: /s/ Patrick Bombach, Patrick Bombach, Corporate Vice President, Head of Corporate Legal and Assistant Corporate Secretary (11/06/2025)